November 4, 2009

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:

H. Christopher Ownings
Assistant Director

Dear Sirs:

Re: General Metals Corporation Preliminary Proxy Statement on Schedule 14A Filed September 1, 2009 File No. 000-30230

We refer to your letter of September 16, 2009 addressed to the Company with your comments on the Company's Preliminary Proxy Statement on Schedule 14A filed September 1, 2009.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.

We note your response to comment one in our letter dated August 26, 2009. In that response, you state that you "expect to file the Form D within a week".  Please file the proper form or forms in connection with the offerings.

We filed Form D today November 4, 2009.

Proposal No. I - Election of Directors, page 6

Director Independence, page 7

2.

We note your statement that the board of directors has determined that Larry M. Bigler and David Salari are independent directors in accordance with "Item 7(d)(3)(iv)(B) of Schedule 14A... Rule 4200(a)(15) of the NASDAQ Marketplace Rules."   Rule 5605(a)(2) of the NASDAQ Listing Rules states that an independent director must be a person other than an executive officer or employee of the company, and it appears that Mr. Salari is both an executive officer and an employee of the company.  Please revise your disclosure

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com accordingly.  In addition, please revise your disclosure to refer to the correct item of Schedule 14A and/or Regulation S-K and the correct rule of the NASDAQ Listing Rules.

David Salari’s resignation as Chief Operating Officer was accepted by the Board of Directors on March 17, 2009.  During his tenure as COO, Mr Salari was not considered and employee of the Company.  He did receive shares of the Company as incentives and for service as a member of the Board of Directors.  We believe Mr. Salari is independent in accordance with Item 7(d)(3)(iv)(B) of Schedule 14A... Rule 4200(a)(15) of the NASDAQ Marketplace Rules and   Rule 5605(a)(2) of the NASDAQ Listing Rules.

Proposal Nos. 3, 4 and 5 - Amendment to Our Corporation’s Certificate of... , page 10

3.

Please revise your disclosure to clarify that, in the event the board of directors issues a class of preferred stock with voting rights that are superior to the voting rights of the shares of common stock, the ability of the holders of shares of common stock to affect the direction of the company could be diminished.

We added the following paragraph after the 7th paragraph in the section discussing Proposal Nos. 3, 4, and 5:

The ability of holders of shares of common stock to affect the direction of the company may diminish, if the board of directors approves issues of a class of preferred stock with voting rights that are superior to the voting rights of the shares of common stock.  Such actions are not presently anticipated.

In connection with this response, the company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely;

GENERAL METALS CORPORATION

/s/ Daniel J. Forbush

Daniel J. Forbush, CPA

Chief Financial Officer

615 Sierra Rose Drive, Suite 1 Reno, NV 89511~ T:775.583.4636 ~ F:775.825.8862 ~ generalmetals@hotmail.com